

March 24, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075 Shaanxi Province, China

> **Re:** **Huifeng Bio-Pharmaceutical Technology Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 000-32253**

Dear Mr. Wang:

We have reviewed your February 28, 2011 response to our February 11, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please refer to comments 1-4 in the comment letter dated December 14, 2010 and comment 1 in the comment letter dated February 11, 2011. Please note that in these comments, we requested that you amend your Form 10-K for the Fiscal Year Ended December 31, 2009 to include the requested disclosure. Accordingly, we will not be able to clear your filing of comments until you have filed an amended Form 10-K with the requested disclosure.

2. Similarly, in your Form 8-K as amended on March 9, 2011, you expressed your intent to amend your Form 10-K for the Fiscal Year Ended December 31, 2009 and Forms 10-Q for the periods ended March 31, June 30, and September 30, 2010.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies and Organization
(C) Principles of Consolidation, page F-7

3.   Please refer to your response to comment two. Your response indicates that you were
         unable to make the required loan advances and defaulted on the contractual agreement in
         December 2010. As it appears that, in September 2008, this agreement committed you to
         make loan advances and you indicate that through this agreement you would have been
         the primary beneficiary of Qinba, which was a VIE, please tell us why you did not
         consolidate Qinba beginning in September 2008. We note that your response also
         indicates that you received service fees amounting to 70% of the total profits of Qinba, as
         well as all of the voting rights of the Qinba shareholders.

9. Income Tax, page F-15

4.   Please refer to your response to our comment three. Please revise your disclosure to also
         state that you expect that 100% of the earnings of the PRC subsidiaries will be reinvested
         into its PRC subsidiaries and will not be repatriated back to the U.S. parent, as indicated
         in your letter dated January 12, 2011.

11. Convertible Notes Payable, page F-15

5.   Please refer to your response to our comment four in which you state that the warrant
         provisions are all standard provisions. Please also refer to your response to comment
         seven in your January 12, 2011 letter in which you stated that the warrants were not
         indexed to your own stock and thus liability treatment was appropriate. Please clarify if
         the provisions were down round provisions as stated in your January 12, 2011 letter and
         explain to us why or why not. If the terms are considered down round provisions, please
         demonstrate how you concluded that any impact of using the binomial or lattice models
         for the valuation of its warrants outstanding would not be material as those methods
         appear more appropriate when down round provisions are present.

6.   With respect to your response to our comment five, the disclosure provided in the
         amended Form 8-K filed on March 9, 2011 does not clarify how the loss on
         extinguishment of debt was determined. Please tell us how the loss was calculated,
         addressing each amended term separately.

Item 9A(T). Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 20

7.   Please refer to your response to our prior comment number six and to your response to
         comment two in your letter dated March 9, 2011. In addition to the material weakness in
         internal controls underlying the restatement issue, you indicate that your CFO and
         Accounting Manager did not obtain any education or training related to U.S. GAAP in

the United States. The lack of accounting personnel with U.S. GAAP proficiency appears to be a material weakness indicative of ineffective disclosure controls and procedures and ineffective internal control over financial reporting. Please revise your filing to disclose a material internal control weakness related to lack of accounting personnel with U.S. GAAP proficiency.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Attorney Advisor at (202) 551-3239 or Jennifer Riegel, Attorney Advisor at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant